            Filer:  DEAN WITTER SELECT EQUITY TRUST

STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                           JUNE 1998

              Investment Company Act No. 811-5065

              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.  Exact name of Trust:

         DEAN WITTER SELECT EQUITY TRUST,
         STANDARD & POOR'S PLATINUM PORTFOLIO,
         SELECT STRATEGY STOCKS - JUNE 1998

     B.  Name of Depositor:

         DEAN WITTER REYNOLDS INC.

     C.  Complete address of Depositor's principal executive office:

         DEAN WITTER REYNOLDS INC.
         Two World Trade Center
         New York, New York  10048

     D.  Name and complete address of agents for service:

         MR. MICHAEL D. BROWNE
         DEAN WITTER REYNOLDS INC.
         Unit Trust Department
         Two World Trade Center - 59th Floor
         New York, New York  10048

         Copy to:

         KENNETH W. ORCE, ESQ.
         CAHILL GORDON & REINDEL
         80 Pine Street
         New York, New York  10005

     E.  Total and amount of securities being registered:

         An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the securities being registered:

         Indefinite

     G.  Amount of filing fee:

         N/A

     H.  Approximate date of proposed sale to public:

         AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
         REGISTRATION STATEMENT.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              DEAN WITTER SELECT EQUITY TRUST,
    STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                         JUNE 1998

                   Cross Reference Sheet

          Pursuant to Rule 404(c) of Regulation C
              under the Securities Act of 1933

        (Form N-8B-2 Items required by Instruction 1
               as to Prospectus on Form S-6)

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


  I.  ORGANIZATION AND GENERAL INFORMATION

          1.   (a)  Name of Trust                )  Front Cover
               (b)  Title of securities issued   )

          2.   Name and address of Depositor     )  Table of Contents

          3.   Name and address of Trustee       )  Table of Contents

          4.   Name and address of principal     )  Table of Contents
               Underwriter                       )

          5.   Organization of Trust             )  Introduction

          6.   Execution and termination of      )  Introduction; Amendment
               Indenture                         )  and Termination of the
                                                 )  Indenture

          7.   Changes of name                   )  Included in Form
                                                    N-8B-2

          8.   Fiscal Year                       )  Included in Form
                                                    N-8B-2

          9.   Litigation                        )  *

  II.  GENERAL DESCRIPTION OF THE TRUST
       AND SECURITIES OF THE TRUST

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          10.  General Information regarding     )
               Trust's Securities and Rights     )
               of Holders                        )

               (a)  Type of Securities           )  Rights of Unit Holders
                    (Registered or Bearer)       )

               (b)  Type of Securities           )  Administration of the
                    (Cumulative or Distribu-     )  Trust - Distribution
                    tive)                        )

               (c)  Rights of Holders as to      )  Redemption; Public
                    withdrawal or redemption     )  Offering of Units
                                                 )  -Secondary Market


               (d)  Rights of Holders as to      )  Public Offering of
                    conversion, transfer, par-   )  Units- Secondary
                    tial redemption and simi-    )  Market; Exchange
                    lar matters                  )  Option; Redemp-tion;
                                                 )  Rights of UnitHolders -
                                                 )  Certificates

               (e)  Lapses or defaults with      )  *
                    respect to periodic pay-     )
                    ment plan certificates       )

               (f)  Voting rights as to Secu-    )  Rights of Unit Holders
                    rities under the Indenture   )  -Certain Limitations;
                                                 )  Amendment and
                                                 )  Termination of the
                                                 )  Indenture

               (g)  Notice to Holders as to      )
                    change in:                   )

                    (1)  Composition of assets   )  Administration of the
                         of Trust                )  Trust - Reports to Unit
                                                 )  Holders; The Trust -
                                                 )  Summary Description of
                                                 )  the Portfolios
                    (2)  Terms and Conditions    )  Amendment and
                         of Trust's Securities   )  Termination of the
                                                 )  Indenture
                    (3)  Provisions of Inden-    )  Amendment and
                         ture                    )  Termination of the
                                                 )  Indenture
                    (4)  Identity of Depositor   )  Sponsor; Trustee
                         and Trustee             )

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


               (h)  Security Holders Consent     )
                    required to change:

                    (1)  Composition of assets   )  Amendment and
                         of Trust                )  Termination of the
                                                 )  Indenture
                    (2)  Terms and conditions    )  Amendment and
                         of Trust's Securities   )  Termination of the
                                                 )  Indenture
                    (3)  Provisions of Inden-    )  Amendment and
                                                 )  Termination
                         ture                    )  of the Indenture
                    (4)  Identity of Depositor   )  *
                         and Trustee             )

               (i)  Other principal features     )  Cover of Prospectus;
                    of the Trust's Securities    )  Tax Status

          11.  Type of securities comprising     )  The Trust - Summary De-
               units                             )  scription of the
                                                 )  Portfolios; Objectives
                                                 )  and Securities
                                                 )  Selection; The Trust -
                                                 )  Special Considerations

          12.  Type of securities comprising     )  *
               periodic payment certificates     )

          13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential
                                                 )  Information; Public
                                                 )  Offering of Units -
                                                 )  Public Offering Price;
                                                 )  - Profit of Sponsor;
                                                 )  - Volume Discount; Ex-
                                                 )  penses and Charges

               (b)  Certain information re-      )  *
                    garding periodic payment     )
                    certificates                 )

               (c)  Certain percentages          )  Summary of Essential
                                                 )  Information; Public
                                                 )  ing of Units - Public
                                                 )  Offering Price; -
                                                 )  Profit of Sponsor; -
                                                 )  Volume Discount

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


               (d)  Price differentials          )  Public Offering of
                                                 )  Units- Public Offering
                                                 )  Price

               (e)  Certain other loads, fees,   )  Rights of Unit Holders
                    expenses, etc. payable by    )  -Certificates
                    holders

               (f)  Certain profits receivable   )  Redemption - Purchase
                    by depositor, principal      )  by the Sponsors of
                    underwriters, trustee or     )  Units Tendered for
                    affiliated persons           )  Redemption

               (g)  Ratio of annual charges to   )  *
                    income                       )

          14.  Issuance of trust's securities    )  Introduction; Rights of
                                                 )  Unit Holders - Certifi-
                                                 )  cates

          15.  Receipt and handling of pay-      )  Public Offering of
               ments from purchasers             )  Units- Profit of
                                                 )  Sponsor

          16.  Acquisition and disposition of    )  Introduction; Amendment
               underlying securities             )  and Termination of the
                                                 )  Indenture; Objectives
                                                 )  and Securities
                                                 )  Selection; The Trust -
                                                 )  Summary Description of
                                                 )  the Portfolio; Sponsor
                                                 )  - Responsibility
                                                 )

          17.  Withdrawal or redemption          )  Redemption; Public
                                                 )  Offering of Units -
                                                 )  Secondary Market

          18.  (a)  Receipt and disposition of   )  Administration of the
                    income                       )  Trust; Reinvestment
                                                 )  Programs

               (b)  Reinvestment of distribu-    )  Reinvestment Programs
                    tions                        )

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


               (c)  Reserves or special fund     )  Administration of the
                                                 )  Trust - Distribution

               (d)  Schedule of distribution     )  *

          19.  Records, accounts and report      )  Administration of the
                                                 )  Trust - Records and Ac-
                                                 )  counts; - Reports to
                                                 )  Unit Holders

          20.  Certain miscellaneous provi-      )  Amendment and
               sions of the trust agreement      )  Termination of the
                                                 )  Indenture; Sponsor-
                                                 )  Limitation on
                                                 )  Liability- Resignation;
                                                 )  Trustee- Limitation on
                                                 )  Liability- Resignation

          21.  Loans to security holders         )  *

          22.  Limitations on liability of de-   )  Sponsor, Trustee;
               positor, trustee, custodian,      )  Evaluator - Limitation
               etc.                              )  on Liability

          23.  Bonding arrangements              )  Included on Form
                                                 )  N-8B-2

          24.  Other material provisions of      )  *
               the trust agreement               )

  III.  ORGANIZATION PERSONNEL AND
       AFFILIATED PERSONS OF DEPOSITOR

          25.  Organization of Depositor         )  Sponsor

          26.  Fees received by Depositor        )  Expenses and Charges -
                                                 )  fees; Public Offering
                                                 )  of Units - Profit of
                                                 )  Sponsor

          27.  Business of Depositor             )  Sponsor and Included in
                                                 )  Form N-8B-2

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          28.  Certain information as to offi-   )  Included in Form
               cials and affiliated persons of   )  N-8B-2
               Depositor                         )

          29.  Voting securities of Depositor    )  Included in Form
                                                 )  N-8B-2

          30.  Persons controlling Depositor     )  *

          31.  Compensation of Officers and      )  *
               Directors of Depositor            )

          32.  Compensation of Directors of      )  *
               Depositor                         )

          33.  Compensation of employees of      )  *
               Depositor                         )

          34.  Remuneration of other persons     )  *
               for certain services rendered     )
               to trust                          )

  IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

          35.  Distribution of trust's securi-   )  Public Offering of
               ties by states                    )  Units- Public
                                                 )  Distribution
          36.  Suspension of sales of trust's    )  *
               securities                        )

          37.  Revocation of authority to dis-   )  *
               tribute                           )

          38.  (a)  Method of distribution       )  Public Offering of
                                                 )  Units
               (b)  Underwriting agreements      )
               (c)  Selling agreements           )

          39.  (a)  Organization of principal    )  Sponsor
                    underwriter                  )
               (b)  N.A.S.D. membership of       )
                    principal underwriter        )

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          40.  Certain fees received by prin-    )  Public Offering of
               cipal underwriter                 )  Units - Profit of
                                                 )  Sponsor

          41.  (a)  Business of principal un-    )  Sponsor
                    derwriter                    )

               (b)  Branch offices of princi-    )  *
                    pal underwriter              )

               (c)  Salesman of principal un-    )  *
                    derwriter                    )

          42.  Ownership of trust's securities   )  *
               by certain persons                )

          43.  Certain brokerage commissions     )  *
               received by principal under-      )
               writer                            )

          44.  (a)  Method of valuation          )  Public Offering of
                                                 )  Units
               (b)  Schedule as to offering      )  *
                    price                        )
               (c)  Variation in offering        )  Public Offering of
                    price to certain persons     )  Units- Volume Discount;
                                                 )  Exchange Option

          45.  Suspension of redemption rights   )  *

          46.  (a)  Redemption valuation         )  Public Offering of
                                                 )  Units- Secondary
                                                 )  Market; Redemption
               (b)  Schedule as to redemption    )  *
                    price                        )

          47.  Maintenance of position in un-    )  See items 10(d), 44 and
               derlying securities               )  46

  V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

          48.  Organization and regulation of    )  Trustee
               Trustee                           )

          49.  Fees and expenses of Trustee      )  Expenses and Charges

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          50.  Trustee's lien                    )  Expenses and Charges

  VI.  INFORMATION CONCERNING INSURANCE
       OF HOLDERS OF SECURITIES

          51.  (a)  Name and address of Insur-   )  *
                    ance Company                 )
               (b)  Type of policies             )  *
               (c)  Type of risks insured and    )  *
                    excluded                     )
               (d)  Coverage of policies         )  *
               (e)  Beneficiaries of policies    )  *
               (f)  Terms and manner of can-     )  *
                    cellation                    )
               (g)  Method of determining pre-   )  *
                    miums                        )
               (h)  Amount of aggregate premi-   )  *
                    ums paid                     )
               (i)  Persons receiving any part   )  *
                    of premiums                  )
               (j)  Other material provisions    )  *
                    of the Trust relating to     )
                    insurance                    )

  VII.  POLICY OF REGISTRANT

          52.  (a)  Method of selecting and      )  Introduction;
                    eliminating securities       )  Objectives and
                    from the Trust               )  Securities Selection;
                                                 )  The Trust - Summary
                                                 )  Description of the
                                                 )  Portfolio; Sponsor -
                                                 )  Responsibility
               (b)  Elimination of securities    )  *
                    from the Trust               )
               (c)  Substitution and elimina-    )  Introduction;
                    tion of securities from      )  Objectives and
                    the Trust                    )  Securities Selection;
                                                 )  Sponsor -
                                                 )  Responsibility
               (d)  Description of any funda-    )  *
                    mental policy of the Trust   )

          53.  Taxable status of the Trust       )  Cover of Prospectus;
                                                 )  Tax Status

  VIII.  FINANCIAL AND STATISTICAL INFORMATION

______________

*   Not applicable, answer negative or not required.

          Form N-8B-2                               Form S-6
          Item Number                               Heading in Prospectus


          54.  Information regarding the         )  *
               Trust's past ten fiscal years     )

          55.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          56.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          57.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          58.  Certain information regarding     )  *
               periodic payment plan certifi-    )
               cates                             )

          59.  Financial statements              )  Statement of Financial
               (Instruction 1(c) to Form S-6)    )  Condition

______________

*   Not applicable, answer negative or not required.

              SUBJECT TO COMPLETION MAY 26, 1998

_______________________________________________________________
                DEAN WITTER SELECT EQUITY TRUST
STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                           JUNE 1998
                   A "UNIT INVESTMENT TRUST"
_______________________________________________________________

          The attached final prospectus for Dean Witter Select Equity Trust, Standard & Poor's Platinum Portfolio, Select Strategy Stocks -March 1998 is hereby used as a preliminary prospectus for Dean Witter Select Equity Trust, Standard & Poor's Platinum Portfolio, Select Strategy Stocks -June 1998. The narrative information relating to the operation of this Se-ries and the structure of the final prospectus for this Series will be substantially the same as that set forth in the at-tached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being in-cluded for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               DEAN WITTER SELECT EQUITY TRUST,
STANDARD & POOR'S PLATINUM PORTFOLIO, SELECT STRATEGY STOCKS -
                           JUNE 1998

          The prospectus dated March 16, 1998, File No. 333-
35131, is hereby incorporated by reference herein.

          PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


              CONTENTS OF REGISTRATION STATEMENT

       This registration statement on Form S-6 comprises the fol-lowing documents:

       The facing sheet.

       The Cross Reference Sheet.

       The Prospectus.

       The signatures.

       Listed below is the name and registration number of a pre-vious Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Dean Witter Select Equity Trust, Standard & Poor's Platinum Portfolio, Select Strategy Stocks - June 1998. This prior final prospectus is incorporated herein by reference.

       Dean Witter Select Equity Trust
       Standard & Poor's Platinum Portfolio,
       Select Strategy Stocks - March 1998
       (Registration No. 333-35131)

       Written consents of the following persons:

            .  Cahill Gordon & Reindel (included in Exhibit 5)

            .  Deloitte & Touche LLP

          The following Exhibits:

  ***EX-3(i)     Certificate of Incorporation of Dean Witter
                 Reynolds Inc.

  ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

    *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

   **EX-4.2      Draft of Reference Trust Agreement.

 ****EX-5 Opinion of counsel as to the legality of the securities being registered.

 ****EX-23.1     Consent of Independent Auditors.

 ****EX-23.2     Consent of Cahill Gordon & Reindel
                 (included in Exhibit 5).

          ___________________________

* The Trust Indenture and Agreement is incorporated by refer-ence to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration

   Statement of Dean Witter Select Equity Trust, Selected Oppor-tunities Series 18, Registration number 33-50105.
**    Filed herewith.
***   Incorporated by reference to exhibit of same designation
   filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Sears Tax-Exempt In-vestment Trust, Insured Long Term Series 33 and Long Term Mu-nicipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
****  To be filed by amendment.

                          SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Standard & Poor's Platinum Portfolio, Select Strategy Stocks -June 1998, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 26th day of May 1998..

                              DEAN WITTER SELECT EQUITY TRUST,
                              STANDARD & POOR'S PLATINUM
                              PORTFOLIO, SELECT STRATEGY STOCKS -
                              JUNE 1998
                              (Registrant)

                              By:  Dean Witter Reynolds Inc.
                                   (Depositor)



                                   /s/Thomas Hines
                                   Thomas Hines
                                   Authorized Signatory

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following per-son in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 26th day of May, 1998.

                              DEAN WITTER REYNOLDS INC.

Name                          Office


Philip J. Purcell             Chairman & Chief    )
                              Executive Officer   )
                              and Director***     )
Richard M. DeMartini          Director***
Robert J. Dwyer               Director***
Christine A. Edwards          Director***
Charles A. Fiumefreddo        Director**
James F. Higgins              Director***
Mitchell M. Merin             Director*
Stephen R. Miller             Director***
Richard F. Powers III         Director*
Philip J. Purcell             Director***
Thomas C. Schneider           Director**
William B. Smith              Director**

                              By:  /s/Thomas Hines
                                   Thomas Hines
                                   Attorney-in-fact*, **, ***
__________________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                         Exhibit Index
                              To
                           Form S-6
                    Registration Statement
               Under the Securities Act of 1933


Exhibit No.         Document


     ***EX-3(i)     Certificate of Incorporation of Dean Witter
                    Reynolds Inc.

     ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

       *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

      **EX-4.2      Draft of Reference Trust Agreement.

    ****EX-5 Opinion of counsel as to the legality of the securities being registered.

    ****EX-23.1     Consent of Independent Auditors.

    ****EX-23.2     Consent of Cahill Gordon & Reindel
                    (included in Exhibit 5).


___________________________

* The Trust Indenture and Agreement is incorporated by ref-erence to exhibit of same designation filed with the Secu-rities and Exchange Commission as an exhibit to the Regis-tration Statement of Dean Witter Select Equity Trust, Se-lected Opportunities Series 18, Registration number 33-50105.

**   Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

**** To be filed by amendment.